Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: The Sumitomo Trust and Banking Co., Ltd.
Subject Company: The Sumitomo Trust and Banking Co., Ltd.
Commission File Number: 132-02705
Dated November 27, 2009

                            Management Integration
                         with Chuo Mitsui Trust Group
          - Creating "The Trust Bank" with a Combination of Expertise and Comprehensive Capability -

================================================================================

                               November 26, 2009

                   The Sumitomo Trust and Banking Co., Ltd.

                               [GRAPHIC OMITTED]

Background of Management Integration

Financial crisis led to structural      More advanced and complex client needs
changes in economy and society          in managing their assets

Japan's low birthrate and aging         Need to facilitate the flow of Japan's
society, maturing of economy            personal financial assets, pension
                                        assets, etc.

Entering an era where a trust bank group should give full play to its strengths, featuring high levels of expertise and broad scope of businesses

                                Complete shared
[GRAPHIC OMITTED]            understanding of the      The Sumitomo Trust and
                            management environment         Banking Group

                       Combined personnel, know-how and
                          other managerial resources

                Create "The Trust Bank", a new trust bank group

                                November 6, 2009
   Reached a basic agreement on the management integration of the two groups

[GRAPHIC OMITTED]..............................................................1

What is "The Trust Bank"?
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

"The Trust Bank" will provide high added value to all stakeholders

For clients
--------------------------------------------------------------------------------
A trusted partner that swiftly provides comprehensive solutions by making full use of its high levels of expertise and comprehensive capability

For society
-------------------------------------------------------------------------------
A company operating a trust business with strong social and public traits, that engages in sound management based on a high degree of self-discipline and greatly contributes to society by proactively promoting corporate social responsibility activities

For shareholders
--------------------------------------------------------------------------------
A financial institution with a new business model creating distinct, high valueadded services by combining banking, asset management and administration and real estate businesses

For employees
--------------------------------------------------------------------------------
A workplace where the diversity and creativity of its employees are more fully used to add value to the organization and where employees can have pride and be highly motivated in fulfilling their missions

[GRAPHIC OMITTED]..............................................................2

Post-integration Vision (1) - Largest scale and highest status in Japan
--------------------------------------------------------------------------------
                               [GRAPHIC OMITTED]

By strengthening high levels of expertise and expanding business operations, the new trust bank group will become Japan's leading trust bank group which boasts the largest scale and the highest status

(1) Japan's largest asset management and custody group
(2) One of Japan's leading asset management consulting groups
(3) One of Japan's leading firms in trust-bank-related businesses

                                                                      (as of March 31, 2009)
--------------------------------------------------------------------------------------------
Assets under Management          Approx. 58 trillion yen     No.1 among Japanese Bank and
                                                             Securities Company Groups
--------------------------------------------------------------------------------------------
Balance of Corporate Pension     Approx. 12 trillion yen     No.1 among Trust Banks
Funds
--------------------------------------------------------------------------------------------
Lead Manager for Corporate                   2,033 funds     No.1 among Trust Banks
Pension Funds
--------------------------------------------------------------------------------------------
Assets under Custody            Approx. 181 trillion yen     No.1 among Japanese Bank Groups
--------------------------------------------------------------------------------------------
Real Estate Business-Related      Approx. 25 billion yen     No.1 among Trust Banks
Revenue
--------------------------------------------------------------------------------------------
Stock Transfer Agency                              2,887     No.2 among Trust Banks
Services / Corporate Clients
--------------------------------------------------------------------------------------------
Balance of Investment Trust,      Approx. 4 trillion yen     No.3 among Japanese banks
Annuity Insurance and Other
Sales
--------------------------------------------------------------------------------------------
Number of Will Trusts                             18,620     No.2 among Trust Banks
--------------------------------------------------------------------------------------------
Lending Business / Total Loan    Approx. 20 trillion yen     No.5 among Japanese banks
Balance
--------------------------------------------------------------------------------------------
Lending Business / Balance of     Approx. 5 trillion yen     No.5 among Japanese banks
Loans to Individuals
--------------------------------------------------------------------------------------------

[GRAPHIC OMITTED]..........................................................................3

Post-integration Vision (2) - Reinforcing and combining client bases
--------------------------------------------------------------------------------
                               [GRAPHIC OMITTED]

    A broad wholesale client base including Mitsui Group and Sumitomo Group

Not more than about 25% overlap between two parties' top 100 corporate borrowers (as of September 30, 2009)
     => By combining credit portfolios, concentration risk of credit portfolio decreases

                               [GRAPHIC OMITTED]

A balanced retail client base with a focus on the Tokyo metropolitan area, as well as the Kansai and Chubu areas

     Retail Client Base
                                                                        (in trillions of yen)
                                    ----------------------------------------------------------
   (as of September 30, 2009)          Chuo Mitsui Trust   Sumitomo Trust         Total
----------------------------------------------------------------------------------------------
Total retail depositary asset            9.83   100.0%      9.95   100.0%      19.78    100.0%
     balance (Note)
     -----------------------------------------------------------------------------------------
     Tokyo metropolitan area             5.27    53.7%      2.91    29.2%       8.18     41.4%
     -----------------------------------------------------------------------------------------
           Kansai area                   1.56    15.9%      4.31    43.4%       5.87     29.7%
     -----------------------------------------------------------------------------------------
           Chubu area                    1.76    18.0%      1.10    11.1%       2.86     14.6%
     -----------------------------------------------------------------------------------------
              Other                      1.21    12.4%      1.62    16.3%       2.83     14.4%
----------------------------------------------------------------------------------------------
Note: Total depositary assets :Deposits (including foreign currency deposits), loan trusts, money trusts, investment trusts, annuity insurances, Japanese government bonds

[GRAPHIC OMITTED]..............................................................4

Post-integration Vision (3) - Reinforcing and combining branch networks
--------------------------------------------------------------------------------
                               [GRAPHIC OMITTED]

Balanced branch network in Japan, with a focus on the Tokyo metropolitan,
Kansai and Chubu areas

Domestic Network (Excluding Domestic Sub-branches)    (as of September 30, 2009)
                -------------------------------------------------------------------
                                                                        Overlapping
                                                                          Branches
               Chuo Mitsui Trust    Sumitomo Trust          Total           (Note)
-----------------------------------------------------------------------------------
Metro Tokyo      33     49.3%       17      33.3%        50     42.4%         11
-----------------------------------------------------------------------------------
Kansai Area      10     14.9%       18      35.3%        28     23.7%          7
-----------------------------------------------------------------------------------
 Chubu Area      13     19.4%        6      11.8%        19     16.1%          5
-----------------------------------------------------------------------------------
Other Areas      11     16.4%       10      19.6%        21     17.8%          6
-----------------------------------------------------------------------------------
   Total         67    100.0%       51     100.0%       118    100.0%         29
-----------------------------------------------------------------------------------
Note: Reorganization of branch
Networks will be considered later

By leveraging the overseas networks of Chuo Mitsui Trust Holdings (CMTH) Group and The Sumitomo Trust and Banking (STB) Group, the new trust bank group will be able to offer global financial services

Overseas Network (Excluding overseas representative offices)

                                                      (as of September 30, 2009)
--------------------------------------------------------------------------------
USA           Chuo Mitsui Investments, Inc.
              (Asset management business)
                    New York Branch, Sumitomo Trust and Banking Co. (U.S.A.)
                    (Asset management and global custody business)
--------------------------------------------------------------------------------
Europe        Chuo Mitsui Trust International Ltd.
              (Securities business)
                    London Branch, Sumitomo Trust and Banking
                    (Luxembourg) S.A. (Global custody business)
--------------------------------------------------------------------------------
              Chuo Mitsui Investments, Singapore Pte. Ltd.
Asia          (Asset management business)
              Chuo Mitsui Investments Hong Kong Limited
              (Asset management business)
                    Singapore Branch, Shanghai Branch
                    STB Consulting (China) Co., Ltd. (Consulting business)
                    The Sumitomo Trust Finance (H.K.) Limited
                    (Finance business, asset management business)

[GRAPHIC OMITTED]..............................................................5

Integration Effects (1) - Earnings Synergies
--------------------------------------------------------------------------------
                               [GRAPHIC OMITTED]

Pursue enhanced redeployment of personnel especially within management units through the integration of the three trust banks in the new trust bank group

                                      More specialist employees
                                      ---------------------------------------------
                                      Securities Analysts                       765
                                      Asset Management Specialists              266
                                      Pension Actuaries                          57
                                      Real Estate Appraisers                    158
                                      Real Estate Transaction Specialists     5,177
 Assign staff   Reinforce investment  Certified Skilled Worker of Financial
 to strategic      and consulting       Planning (First Grade)                  531
    fields          capabilities      Financial Consultants                     182
-------------   --------------------  ---------------------------------------------
                                      (as of March 31, 2009, combined numbers of
                                       the three trust banks)

      Domains
[GRAPHIC OMITTED]

                             Specific business contents
--------------------------------------------------------------------------------
Investment trust                 SMA, etc. (Note)       Pension management, etc.
management                                                   (active, passive)
--------------------------------------------------------------------------------
Entrusted investment trust                             Asset securitization
--------------------------------------------------------------------------------
Investment trust sales       Sales of SMA, etc. (Note)      Annuity insurance
                                                                  sales
--------------------------------------------------------------------------------
Real estate brokerage           Real estate brokerage           Real estate
  (wholesale)                         (retail)                  management
--------------------------------------------------------------------------------
Business with overseas         Investment products marketing to overseas clients
Japanese corporations           (Japanese equities and Japanese real estates)
--------------------------------------------------------------------------------
Note: "Separately Managed Account"   Asset management entrusted by retail client

[GRAPHIC OMITTED]..............................................................6

Integration Effects (2) - Cost Synergies
--------------------------------------------------------------------------------
                               [GRAPHIC OMITTED]

            Promote greater efficiency in systems and administration
--------------------------------------------------------------------------------
                            (in billions of yen)
                            --------------------
                 Chuo Mitsui       Sumitomo
(FY2008)         Trust (Note1)     Trust (Note2)
------------------------------------------------
 Systems costs       15.0             18.0
------------------------------------------------
   Other non-        44.2             58.9
personnel costs
------------------------------------------------

Systems costs mainly due to banking
business, pension business, etc.           Considerable reduction
                                           effect through effect
Other non-personnel costs mainly due       through integration
to costs related to office buildings,
outsourcing, etc.

Note 1: Combined figures of The Chuo Mitsui Trust and Banking Company, Limited
        and Chuo Mitsui Asset Trust and Banking Company, Limited on
        non-consolidated basis
Note 2: The Sumitomo Trust and Banking Co., Ltd. on non-consolidated basis
--------------------------------------------------------------------------------
    Streamline personnel and structures to respond to regulatory frameworks
--------------------------------------------------------------------------------
[GRAPHIC OMITTED]                       The Sumitomo Trust and Banking Co., Ltd.

                 Integration to enable more efficient responses

[GRAPHIC OMITTED]             [GRAPHIC OMITTED]                [GRAPHIC OMITTED]

[GRAPHIC OMITTED]..............................................................7

Financial Soundness
--------------------------------------------------------------------------------
[GRAPHIC OMITTED]                                           (Consolidated basis)

(as of September 30, 2009,
     preliminary basis)                      Chuo Mitsui Trust   Sumitomo Trust
--------------------------------------------------------------------------------
Consolidated BIS Capital Adequacy Ratio
 (Note)                                             12.33%            14.17%
   -----------------------------------------------------------------------------
   Tier I Capital Ratio (Note)                       8.83%             9.88%
   -----------------------------------------------------------------------------
   Ditto  (excl. preferred shares and pref.
     securities)                                     6.55%             6.85%
--------------------------------------------------------------------------------
There is currently sufficient quality sufficient quality and quantity of capital, and we will capital, and we will continue efforts to maintain and to maintain and enhance the capital foundationfoundation (refer to next page)
--------------------------------------------------------------------------------
Note: Chuo Mitsui Trust Holdings, Inc. uses a domestic standard and The
      Sumitomo Trust and Banking Co., Ltd. uses an international standard

[GRAPHIC OMITTED]                                       (Non-consolidated basis)

 The non-performing loans ratios were

                                                            (in billions of yen)
                                        ----------------------------------------
(as of September 30, 2009)                        CMTB (Note)     Sumitomo Trust
--------------------------------------------------------------------------------
   Non-performing loans: Total                      145.7             309.2
   -----------------------------------------------------------------------------
   Non-performing loans ratio                         1.5%              2.5%
   -----------------------------------------------------------------------------

   Coverage ratio                                    80.4%             90.2%
--------------------------------------------------------------------------------
The non-performing loans ratios were 1.5% and 2.5%. Financial allowances are at sufficient levels, with the coverage ratios for non-performing loans at 80.4%
and 90.2%.
--------------------------------------------------------------------------------
Note: The Chuo Mitsui Trust and Banking Company, Limited on non-consolidated basis

[GRAPHIC OMITTED]                                           (Consolidated basis)

                                                            (in billions of yen)
                                        ----------------------------------------
(as of September 30, 2009)                   Chuo Mitsui Trust    Sumitomo Trust
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Stocks (cost basis) (a)                             489.9               422.5
--------------------------------------------------------------------------------
Consolidated Tier I (b)                             712.0             1,268.7
--------------------------------------------------------------------------------
% of Tier I (a/b)                                    68.8%               33.3%
--------------------------------------------------------------------------------

                 Midterm Reduction Policy

Midterm          Chuo Mitsui Trust - Approx. 50% against Tier I
Targets          Sumitomo Trust - Approx. 30% against Tier I
--------------------------------------------------------------------------------
                    [GRAPHIC OMITTED][GRAPHIC OMITTED][GRAPHIC OMITTED]

[GRAPHIC OMITTED]..............................................................8

Capital and Dividend Policy
-------------------------------------------------------------------------------
Capital and Dividend Policy

                       ---------------------------------------------------

                       Before Integration               After Integration
-------------------------------------------------------------------------------------
BIS Capital Adequacy   >Based on midterm uncertainty >Plan to determine appropriate
Ratio Target           of the economic and financial    targets based on the economic
                       environment, financial targets   and regulatory environment,
                       prioritize "capital adequacy".   while emphasizing "quality"
                       Target Tier I capital ratio at   of capital as before.
                       8% and
                       --------------------------------------------------------------
                       >Keep track of global discussions for the tightening of
                       capital adequacy ratio regulations, and work on more
                       advanced controls of risk-weighted assets, measurement
                       methods and other areas.
-------------------------------------------------------------------------------------
Public funds           >Chuo Mitsui Trust Holdings      >(If Chuo Mitsui Trust Holdings
                       maintains its policy of working  is unable to repay the public towards repayment of the public  funds before integration)
                       funds through sales in the       After the integration, the
                       market  and/or repurchases as    new trust bank group will
                       soon as possible.                work towards repayment
                       >We do not believe the public    of the public funds as
                       funds to be a large issue for    soon as possible.
                       the integration.
-------------------------------------------------------------------------------------
Dividend Policy        >Maintain our target of          >Plan to determine appropriate
                       consolidated dividend payout     dividend policy based on the
                       ratio at about 30%.              economic and regulatory
                                                        environment, while continuing
                                                        to emphasize shareholders'
                                                        interests.
-------------------------------------------------------------------------------------

[GRAPHIC OMITTED]...................................................................9

Relationship with Midterm Management Plan
-------------------------------------------------------------------------------
The management integration with Chuo Mitsui Trust Group, at one stroke, accelerates achievement of the 4 objectives raised in the current midterm management plan, and leads to significant leap forward
--------------------------------------------------------------------------------
I. Establish enhanced financial strength
--------------------------------------------------------------------------------
   [] After integration, maintenance the midterm financial target of consolidated Tier I capital ratio at 8% and above is expected to remain
   [] Reorganize risk management infrastructure and personnel, to upgrade strategic risk management
--------------------------------------------------------------------------------
II. Expand market shares of targeted businesses, and exploit new markets
--------------------------------------------------------------------------------
    [] In each business of trust and property management, exceed the target market share of 25%
    [] Utilizing highly complementary client bases, set sights higher to further expand and cultivate client base
--------------------------------------------------------------------------------
III. Solidify the foundations of our earnings
--------------------------------------------------------------------------------
     []  Opportunities to especially complement and improve investment sales and real estate business
     []  Utilizing highly complementary credit portfolios, pursue lower concentration risk and earnings stability
--------------------------------------------------------------------------------
IV. Position ourselves as the "Standard-bearer of Trust" and "No. 1 Trust bank"
--------------------------------------------------------------------------------
    [] Establish position as "No.1 Trust bank" in name and reality
    [] Utilize greatly reinforced managerial resources for broad appeal of the social benefit of trust function
-------------------------------------------------------------------------------

[GRAPHIC OMITTED].............................................................10

Reference
---------

          o   Integration Process

          o   Corporate Data for the Two Companies

          o   Corporate Data for the Trust Banks

[GRAPHIC OMITTED].............................................................11

(Reference 1) Integration Process (1) - Overview
--------------------------------------------------------------------------------

Schedule
        November  6, 2009         Conclusion of a Basic Agreement on the
                                  Management Integration
        April 1, 2011 (planned)   Execution of share exchange (The First Step)
        April 1, 2012 (planned)   Merger of the three trust banks of the group
                                  (The Second Step)

Integration (Share Exchange) Ratio
----------------------------------
     The integration (share exchange) ratio will be determined by CMTH and STB based on their discussions, each considering the valuation and advice of their financial advisors.
--------------------------------------------------------------------------------

Business Alliance
-----------------
     Both CMTH Group and STB Group quickly examine the possibilities for forming business alliances with each other, aiming at early realization of integration effects.
--------------------------------------------------------------------------------

Integration Promotion Committee
-------------------------------
     Integration Promotion Committee: In order to deliberate and decide on key issues, directors from CMTH Group and STB Group launched "Integration
     Promotion Committee" on November 6, headed by the presidents of CMTH and
     STB.

[GRAPHIC OMITTED].............................................................12

(Reference 1) Integration Process (2) - The First Step
--------------------------------------------------------------------------------
On April 1, 2011, CMTH and STB plan to conduct the management integration through a share exchange between CMTH and STB and to position CMTH, planned to be renamed Sumitomo Mitsui Trust Holdings, Inc., as a new holding company.

                               [GRAPHIC OMITTED]

[GRAPHIC OMITTED].............................................................13

(Reference 1) Integration Process (3) - The Second Step
--------------------------------------------------------------------------------
On April 1, 2012, plan to merge the three trust banks under Sumitomo Mitsui
Trust Holdings, Inc. (planned), and establish Sumitomo Mitsui Trust Bank, Ltd.
(planned)

                               [GRAPHIC OMITTED]

[GRAPHIC OMITTED].............................................................14

(Reference 2) Corporate Data for the Two Companies (as of March 31, 2009)
--------------------------------------------------------------------------------

Corporate Data for the Two Companies (as of March 31, 2009)
-----------------------------------------------------------------------------------
                            Chuo Mitsui Trust Holdings,   The Sumitomo Trust and
                            Inc.                          Banking Co., Ltd.
-----------------------------------------------------------------------------------
Date of Establishment       February 1, 2002              July 28, 1925
-----------------------------------------------------------------------------------
Registered Head Office      33-1, Shiba 3-chome           5-33, Kitahama 4-chome
                            Minato-ku, Tokyo 105-8574,    Chuo-ku, Osaka, 540-8639,
                              Japan                       Japan
-----------------------------------------------------------------------------------
Name and Title of           President Kazuo Tanabe        President and CEO Hitoshi
  Representative                                          Tsunekage

-----------------------------------------------------------------------------------
Capital Stock(1)            261,608 million yen           342,037 million yen
-----------------------------------------------------------------------------------
Number of Issued Shares(1)  Common: 1,658,426,267         Common: 1,675,128,546
                                                          Preferred: 109,000,000
-----------------------------------------------------------------------------------
Total Net Assets
  (Consolidated)            688,455 million yen           1,264,052 million yen
-----------------------------------------------------------------------------------
Total Assets
  (Consolidated)            15,086,445 million yen        21,330,132 million yen
-----------------------------------------------------------------------------------
End of Fiscal Year          March                         March
-----------------------------------------------------------------------------------
Number of Employees(2)      8,828 (Consolidated)          9,965 (Consolidated)
-----------------------------------------------------------------------------------
1 As of September 30, 2009
2 Number of employees includes permanent staff and overseas local hires, and excludes short-term contractors and temporary employees.

Business Results for the Past Three Fiscal Years (Consolidated)

    -------------------------------------------------------------------------------------------
                                     Chuo Mitsui Trust                The Sumitomo Trust
                                        Holdings, Inc.                and Banking Co., Ltd.
    -------------------------------------------------------------------------------------------
    Fiscal Year ended March 31,    2007     2008      2009        2007         2008       2009
    -------------------------------------------------------------------------------------------
    Ordinary Income
      (billions of yen)           447.1    459.1     413.0       853.3      1,095.6    1,062.1
    -------------------------------------------------------------------------------------------
    Ordinary Profit
      (billions of yen)           159.9    125.3    (116.9)      170.1        136.9       29.6
    -------------------------------------------------------------------------------------------
    Net Income
      (billions of yen)           112.7     71.8     (92.0)      103.8         82.3        7.9
    -------------------------------------------------------------------------------------------
    BIS Capital
      Adequacy Ratio(1)           12.13%   13.84%    12.05%      11.36%       11.84%     12.09%
          -------------------------------------------------------------------------------------
          Tier I Capital
            Ratio(1)               8.90%   10.82%     8.74%       6.44%        7.33%      7.63%
    -------------------------------------------------------------------------------------------
1  Chuo Mitsui Trust Holdings, Inc. uses a domestic standard and The Sumitomo Trust and Banking
   Co., Ltd. uses an international standard.

[GRAPHIC OMITTED]............................................................................15

(Reference 3) Corporate Data for the Trust Banks (as of March 31, 2009)

Corporate Data for the Trust Banks (Non-Consolidated, as of March 31, 2009)

	The Chuo Mitsui Trust and Banking Company, Limited	Chuo Mitsui Asset Trust and Banking Company, Limited	The Sumitomo Trust and Banking Co., Ltd.	Combined Total
Date of Establishment	May 26, 1962	December 28, 1995	July 28, 1925	–
Registered Head Office	33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan	23-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan	5-33, Kitahama 4-chome, Chuo-ku, Osaka, 540-8639, Japan	–
Name and Title of Representative	President Kazuo Tanabe	President Tadashi Kawai	President and CEO Hitoshi Tsunekage	–
Capital stock (millions of yen)	399,697	11,000	287,537	
Rating	A1 (Moody's) A (S&P)	A1 (Moody's)	Aa3 (Moody's) A+ (S&P)	–
Number of Branches	67	1	55	123
Domestic branches	67	1	51	119
Overseas branches	–	–	4	4
Number of Domestic Sub-branches and Overseas Representative Offices	29	2	16	47
Domestic sub-branches	25	2	12	39
Overseas representative offices	4	–	4	8
Number of Employees[1]	6,371	631	6,026	13,028
Total Assets (billions of yen)	14,502.5	145.9	20,735.8	35,384.3
Deposits (billions of yen)	8,953.9	0.1	11,906.0	20,860.1
Loans and Bills Discounted[2] (billions of yen)	9,191.1	–	11,857.8	21,048.9
Total Net Assets (billions of yen)	571.8	44.8	863.1	1,479.8
Trust account[3] (billions of yen)	7,228.8	28,841.3	82,770.9	118,841.1
BIS Capital Adequacy Ratio[4]	11.27%	27.55%	13.03%	–
Tier I Capital Ratio[4]	7.92%	27.55%	8.49%	–
Assets Classified under the Financial Revitalization Law[5] (billions of yen)	139.1	–	116.4	255.6
Non-Performing Loans ratio[5]	1.4%	–	0.9%	1.1%
Gross Business Profit (before trust account write-offs) (billions of yen)	193.4	35.3	334.3	563.0
Net Business Profit before Credit Costs (billions of yen)	93.2	19.5	201.0	313.8
Net Income (billions of yen)	(90.3)	10.3	38.9	(41.0)

[1] Number of employees includes permanent staff and overseas local hires, and excludes short-term contractors and temporary employees.
[2] Combined totals of banking and trust accounts.
[3] Including the amount re-trusted to Japan Trustee Services Bank, Ltd.
[4] The Chuo Mitsui Trust and Banking Company, Limited and Chuo Mitsui Asset Trust and Banking Company, Limited use a domestic standard and The Sumitomo Trust and Banking Co., Ltd. uses an international standard.
[5] Combined totals of banking and principal guaranteed trust accounts.

SUMITOMO TRUST 住友信託銀行

16

[GRAPHIC OMITTED]Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements that reflect the plans and expectations of Chuo Mitsui Trust Holdings, Inc. and The Sumitomo
Trust and Banking Co., Ltd. in relation to, and the benefits resulting from, their proposed business combination and business alliance. These forward-looking statements may be identified by words such as `believes,'
'expects,' 'anticipates,' 'projects,' 'intends,' 'should,' 'seeks,'
'estimates,' 'future,' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to:

o  failure of the parties to agree on some or all of the terms of business combination;
o  failure to obtain a necessary shareholder approval;
o  inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;
o  changes in laws or accounting standards, or other changes in the business environment relevant to the parties;
o  challenges in executing our business strategies;
o  the effects of financial instability or other changes in general economic or industry conditions; and
o  other risks to consummation of the transaction.

Additional Information and Where to Find It

Chuo Mitsui Trust Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the "SEC") in connection with its proposed business combination with The Sumitomo Trust and Banking Co., Ltd.
The Form F-4, if filed, will contain a prospectus and other documents. If the
Form F-4 is filed and declared effective, the prospectus contained in the Form
F-4 is expected to be mailed to U.S. shareholders of The Sumitomo Trust and
Banking Co., Ltd. prior to the shareholders' meeting at which the proposed business combination will be voted upon. The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and
Banking Co., Ltd., the business combination and related matters including the terms and conditions of the transaction. U.S. shareholders of The Sumitomo
Trust and Banking Co., Ltd. are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination. The Form F-4, if filed, the prospectus and all other documents filed with the SEC in connection with the business combination will be available when filed, free of charge, on the SEC's web site at www.sec.gov.
In addition, the prospectus and all other documents filed with the SEC in connection with the business combination will be made available to U.S.
shareholders of The Sumitomo Trust and Banking Co., Ltd., free of charge, by faxing a request to Chuo Mitsui Trust Holdings, Inc. at +81- 3-5232-8716 or to
The Sumitomo Trust and Banking Co., Ltd. at +81-3-3286-4654.

[GRAPHIC OMITTED].............................................................17